Mail Stop 3561

January 28, 2009

Stephen H. Capp
Executive Vice President and Chief Financial Officer
Pinnacle Entertainment, Inc.
3800 Howard Hughes Parkway
Las Vegas, NV 89169

   Re: **Pinnacle Entertainment, Inc.**
       File No. 001-13641
       Form 10-K: For the fiscal year ended December 31, 2007
       Form 10-Q: For the Quarterly Period Ended September 30, 2008

Dear Mr. Capp:

   We have reviewed your January 16, 2009 correspondence and have the following comment. The comment requests additional information so that we may better understand your disclosure. After reviewing this information, we may raise additional comments. Please file your response to our comment via EDGAR within ten business days from the date of this letter.

Form 10-K: For the fiscal year ended December 31, 2007

Notes to the Consolidated Financial Statements, page F-7

Note 1: Summary of Significant Accounting Policies, page F-7

Property and Equipment, page F-8
Goodwill and Other Intangible Assets, page F-9

1. The January 16, 2009 response letter states that you are finalizing your current year's impairment analysis (as of October 1, 2008) and the Company would be pleased to provide the staff with the detailed results. Therefore, as requested in our prior comment, please provide us with this current detailed impairment analysis of the Company's investment in property and equipment and goodwill and other intangible assets.

* * * * *

   You may contact Patrick Kuhn at 202-551-3308 or Joe Foti at 202-551-3816 with any questions. You may also contact me at 202-551-3380.

   Sincerely,

   Lyn Shenk
   Branch Chief